FOR IMMEDIATE RELEASE: November 15, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST CONFIRMS NOVEMBER 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of November in the amount of Cdn. $0.18 per trust unit will be paid on December 15, 2005 to unitholders of record on November 30, 2005. The ex-distribution date is November 28, 2005. As previously announced on November 14, 2005, this distribution represents an increase of $0.02 per trust unit.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.303 million trust units (ZAR.UN) and 2.419 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2005 revised exchange ratio there would be a total of 18.939 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

\- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca